Exhibit 15.5

April 27, 2017

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for PetroChina Company Limited and under the date of April 28, 2016, we reported on the consolidated financial statements of PetroChina Company Limited as of and for the years ended December 31, 2015 and 2014, and the effectiveness of internal control over financial reporting as of December 31, 2015. On September 9, 2016, we resigned.

We have read PetroChina Company Limited’s statements included under Item 16F of its Form 20-F dated April 27, 2017, and we agree with such statements, except that we are not in a position to agree or disagree with PetroChina Company Limited’s statement that the change in principal accountant was approved by the audit committee of the board of directors.

Very truly yours,

/s/ KPMG

Hong Kong, China